UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

Zarlink Semiconductor Inc.

(Name of Subject Company)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

0916753 B.C. ULC,

(Bidder)

an indirect wholly-owned subsidiary of

Microsemi Corporation

(Bidder)

Common Shares, no par value

Rights to Purchase Common Shares

6% Convertible Unsecured Debentures

(Title of Class of Securities)

989139100; 989139AA8

(CUSIP Number of Class of Securities)

David Goren, Esq.

Microsemi Corporation

One Enterprise

Aliso Viejo, CA 92656

(949) 380-6100

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidders)

Copies to:

John Leopold, Esq. Warren Katz, Esq. Stikeman Elliott LLP 1155 René-Lévesque Blvd. West, 40th Floor Montréal, QC, Canada H3B 3V2 (514) 397-3000	Warren T. Lazarow, Esq. Loren J. Weber, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, CA 94025-7019 (650) 473-2600

August 17, 2011

(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S. $545,370,985.33	U.S.$63,317.58

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of (a) 130,879,278 shares of common stock, no par value, of Zarlink Semiconductor Inc. (“Zarlink”), together with the associated rights outstanding under the Shareholder Rights Agreement, dated July 25, 2011, between Seller and Computershare Investor Services Inc., as amended (such rights together with the shares of common stock, the “Zarlink Shares”), at a purchase price of CAD$3.35 in cash per Zarlink Share, and (b) CAD$70.9 million principal amount of 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 (the “Zarlink Debentures”) of Zarlink at a purchase price of CAD$1,367.35 per $1,000.00 principal amount of the Zarlink Debentures, and applies an exchange rate of CAD$1.00 = U.S.$1.0186, which was the noon rate as provided by the Bank of Canada on August 16, 2011. According to Zarlink’s quarterly report on Form 6-K for the period ended June 24, 2011, dated August 2, 2011, there were approximately 120,665,291 Zarlink Shares, 10,213,987 options to acquire Zarlink Shares under Zarlink’s stock option plans, as amended, and $70.9 million principal amount of Zarlink Debentures outstanding on such date.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued by the Securities and Exchange Commission on December 22, 2010, by multiplying the transaction value by 0.00011610.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: U.S.$63,317.58

Form or registration no.: Schedule 14D-1F

Filing Party: Microsemi Corporation; 0916753 B.C. ULC

Date Filed: August 18, 2011

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

(a) Letter to Shareholders and Debentureholders of Zarlink Semiconductor Inc. and Offers and Circular, dated August 17, 2011, including the Letters of Transmittal and Notice of Guaranteed Delivery. (1)

(b) Notice of Variation and Extension, dated September 22, 2011. (2)

(c) Notice of Extension, dated October 12, 2011. (3)

Item 2.	Informational Legends

(a) See page iii of the Offers and Circular, dated August 17, 2011. (1)

(b) See page 1 of the Notice of Extension and Variation, dated September 22, 2011. (2)

(c) See page 1 of the Notice of Extension, dated October 12, 2011. (3)

(1)	Previously filed with Bidders’ Schedule 14D-1F on August 18, 2011.
(2)	Previously filed with Bidders’ Schedule 14D-1F/A on September 26, 2011.
(3)	Previously filed with Bidders’ Schedule 14D-1F/A on October 14, 2011.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as Exhibits to this Schedule:

Exhibit No.	Description

1.1	Joint press release issued by Microsemi Corporation and Zarlink Semiconductor Inc. on September 22, 2011 (incorporated by reference to Exhibit 99.2 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on September 23, 2011).

1.2	Support Agreement, dated September 21, 2011, by and among 0916753 B.C. ULC, Microsemi Corporation and Zarlink Semiconductor Inc. (1)

1.3	Press release issued by Microsemi Corporation on October 11, 2011. (2)

1.4	Press release issued by Microsemi Corporation on October 13, 2011 (incorporated by reference to Exhibit 99.1 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on October 13, 2011).

1.5	Early Warning Report, dated October 13, 2011. (3)

1.6	Amendment No. 2 to Credit Agreement, dated as of October 13, 2011, by and among Microsemi Corporation, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. LLC and the lenders referred to therein (incorporated by reference to Exhibit 10.1 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on October 19, 2011).

(1)	Previously filed with Bidders’ Schedule 14D-1F/A on September 26, 2011.
(2)	Previously filed with Bidders’ Schedule 14D-1F/A on October 11, 2011.
(3)	Previously filed with Bidders’ Schedule 14D-1F/A on October 14, 2011.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertakings

(a) The bidders undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidders undertake to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

(a) 0916753 B.C. ULC has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. (1)

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

(1)	Previously filed with Bidders’ Schedule 14D-1F on August 18, 2011.

PART IV — SIGNATURES

By signing this Schedule, each of the bidders consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 18, 2011	MICROSEMI CORPORATION

	By:	/s/ John W. Hohener
Name: John W. Hohener
Title: Executive Vice President, Chief Financial Officer, Treasurer and Secretary

0916753 B.C. ULC

	By:	/s/ Steven G. Litchfield
Name: Steven G. Litchfield
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint press release issued by Microsemi Corporation and Zarlink Semiconductor Inc. on September 22, 2011 (incorporated by reference to Exhibit 99.2 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on September 23, 2011).

1.2	Support Agreement, dated September 21, 2011, by and among 0916753 B.C. ULC, Microsemi Corporation and Zarlink Semiconductor Inc. (1)

1.3	Press release issued by Microsemi Corporation on October 11, 2011. (2)

1.4	Press release issued by Microsemi Corporation on October 13, 2011 (incorporated by reference to Exhibit 99.1 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on October 13, 2011).

1.5	Early Warning Report, dated October 13, 2011. (3)

1.6	Amendment No. 2 to Credit Agreement, dated as of October 13, 2011, by and among Microsemi Corporation, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. LLC and the lenders referred to therein (incorporated by reference to Exhibit 10.1 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on October 19, 2011).

(1)	Previously filed with Bidders’ Schedule 14D-1F/A on September 26, 2011.
(2)	Previously filed with Bidders’ Schedule 14D-1F/A on October 11, 2011.
(3)	Previously filed with Bidders’ Schedule 14D-1F/A on October 14, 2011.